UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACIFICO ANNOUNCES

SUCCESSFUL CONCLUSION OF SECOND ISSUANCE OF BOND CERTIFICATES IN MEXICO FOR PS. 1.1 BILLION

Guadalajara, Jalisco, Mexico, January 29, 2016 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced that today it successfully completed the issuance of 11 million long-term bond certificates in Mexico at a nominal value of Ps. 100 each, for a total value of Ps. 1.1 billion.

This issuance is the first reopening of the GAP 15 long-term bond certificates (the “GAP 15 Bond Certificates”) originally issued on February 20, 2015, and has the same characteristics as the original issuance, except for the issuance date and placement price.

With this issuance, GAP reaches a total of 22 million GAP 15 Bond Certificates at a nominal value of Ps.100 (one hundred pesos) each, for a total value of Ps. 2.2 billion (two point two billion pesos).

The GAP 15 Bond Certificates’ interest will be payable every 28 days at a variable rate of TIIE-28 plus 24 basis points. Principal will be payable at maturity on February 14, 2020.

The placement price for these additional GAP 15 Bond Certificates was Ps. 99.694371 due to accrued interest payable upon issuance and the 34 basis points spread of the new issuance. The proceeds from the issuance will be allocated to finance investments set forth in the Company’s Master Development Program for 2016.

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Saúl Villarreal García, Chief Financial Officer	Maria Barona
Paulina Sanchez Muniz, Investor Relations Officer	Patricia Cruz
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 52 (33) 38801100	Tel: 212 406 3691/212 406 3694
svillarreal@aeropuertosgap.com.mx	gap@i-advize.com
psanchez@aeropuertosgap.com.mx

Follow us:      http://twitter.com/aeropuertosGAP      / grupoaeroportuariodelpacifico

Fernando Bosque, GAP’s Chief Executive Officer, stated, “We are pleased with the result of this transaction and the market’s response, as the issuance was oversubscribed by over 2.2 times. This confirms GAP’s solvency as well as the trust and interest that the market has in GAP and its future.”

With the reopening of the GAP 15 Bond Certificate, the Company reached a total issued amount of Ps. 3.7 billion, within the limits set forth by the Mexican Securities and Exchange Commission (Comisión Nacional Bancaria y de Valores) of up to Ps. 9 billion for the 2015 – 2019 period.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the GAP 15 Bond Certificates, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The GAP 15 Bond Certificates have not been, and will not be, registered under the Securities Act of 1933, as amended (the "Securities Act"), or under any U.S. state securities laws. The GAP 15 Bond Certificates may not be offered or sold within the United States or to U.S. persons absent registration or an applicable exemption from registration under the Securities Act. This press release is neither an offer to sell or a solicitation to buy. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy the GAP 15 Bond Certificates, nor shall there be any sale of these securities in any U.S. state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the company and management, as well as financial statements.

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015 GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake of MJ Airports Limited, a company operating the Sangster International Airport in Montego Bay, Jamaica.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLARREAL GARCÍA Name: Saúl Villarreal García Title: Chief Financial Officer

  Date:  February 1, 2016